August 4, 2009

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	FiberNet Telecom Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 17, 2009, as amended July 24, 2009

File No. 000-24661

Dear Mr. Spirgel:

On behalf of FiberNet Telecom Group, Inc. (the “Company” or “FiberNet”), please find below FiberNet’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of August 3, 2009 regarding FiberNet’s Preliminary Proxy Statement on Schedule 14A filed on June 17, 2009, as amended July 24, 2009 (the “Preliminary Proxy Statement”). The Company is concurrently filing a revised Preliminary Proxy Statement that incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Defined terms used herein without definition have the meanings ascribed to them in the Preliminary Proxy Statement, as revised.

To facilitate the Staff’s review, in addition to filing this response letter and the revised Preliminary Proxy Statement electronically, we have sent to your attention five courtesy copies of this letter and the revised Preliminary Proxy Statement (which is also attached to this letter as Exhibit A) marked to show changes from the draft filed on July 24, 2009.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

August 4, 2009

Background of the Merger

The Merger Agreement, page 27

1.	Comment: We note your response to comment number 11 in our letter dated July 7, 2009. Revise to explain how the board believed that the RCN offer “was reasonably likely to lead to a superior proposal” on June 16th if it questioned RCN’s ability to consummate such a transaction from the onset.

Response: The Preliminary Proxy Statement has been revised to indicate that, based on RCN Corporation’s indications regarding potential sources of financing and the nature of RCN Corporation’s comments to the definitive merger agreement with Zayo Group, the Board determined that RCN’s proposal was reasonably likely to lead to a superior proposal, which allowed the Board to determine that RCN Corporation was an excluded party under the merger agreement with Zayo Group. However, because RCN Corporation had not submitted a binding proposal along with an executed definitive merger agreement, the Board did not determine that RCN Corporation’s proposal was a superior proposal at that time and determined to reaffirm its recommendation in favor of the pending merger with Zayo Group while continuing its discussion with RCN Corporation in its capacity as an excluded party.

2.	Comment: Revise to make clear why the company did not ask Deutsche Bank, its financial advisor for the past several years, to provide it with a fairness opinion. We note the reference in your supplemental materials that Deutsche Bank had a potential conflict of interest due to it being a shareholder in the company for several years.

Response: The Preliminary Proxy Statement has been revised to indicate that Deutsche Bank had assisted us during the negotiations of the merger agreement and during the solicitation period, and had been our financial advisor for several years. We did not, however, ask Deutsche Bank to provide a fairness opinion in connection with the merger because Deutsche Bank held approximately 6.6 percent of our outstanding common stock and we sought to avoid any potential conflict of interest.

Sincerely,

/s/    Michael S. Hubner

Michael S. Hubner

Senior Vice President & General Counsel

cc:	Ken desGarennes, Zayo Group, LLC

Steven A. Seidman, Willkie Farr & Gallagher LLP

J. Alan Bannister, Gibson, Dunn & Crutcher LLP